Amounts in USD

Dates

Collection Period No.	28			
Collection Period (from... to)	1-Jul-2026	31-Jul-2026		
Determination Date	13-Aug-2026			
Record Date	14-Aug-2026			
Distribution Date	17-Aug-2026			
Interest Period of the Class A-1 Notes (from... to)	15-Jul-2026	17-Aug-2026	Actual/360 Days	33
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Jul-2026	15-Aug-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	276,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	301,000,000.00	96,763,523.61	85,473,587.68	11,289,935.93	37.508093	0.283965
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**156,713,523.61**	**145,423,587.68**	**11,289,935.93**		

Overcollateralization	74,504,076.37	74,502,231.68	74,502,231.68
Adjusted Pool Balance	851,454,076.37	231,215,755.29	219,925,819.36
Yield Supplement Overcollateralization Amount	38,548,423.47	7,308,472.43	6,738,342.30
Pool Balance	**890,002,499.84**	**238,524,227.72**	**226,664,161.66**

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	74,502,231.68	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.600000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.490000%	442,693.12	1.470741	11,732,629.05	38.978834
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**720,461.45**		**12,010,397.38**	

Amounts in USD

Available Funds

Principal Collections	11,534,871.08
Interest Collections	1,417,523.16
Net Liquidation Proceeds	4,248.28
Recoveries	1,989,224.66
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	49,106.70
Available Collections	**14,994,973.88**
Reserve Fund Draw Amount	0.00
Available Funds	**14,994,973.88**

Distributions

(1) Total Servicing Fee	198,770.19
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	720,461.45
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	11,289,935.93
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	2,785,806.31
Total Distribution	**14,994,973.88**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	198,770.19	198,770.19	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	720,461.45	720,461.45	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	442,693.12	442,693.12	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	720,461.45	720,461.45	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	11,289,935.93	11,289,935.93	0.00
Aggregate Principal Distributable Amount	11,289,935.93	11,289,935.93	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,764.91
minus Net Investment Earnings	5,764.91
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,764.91
Net Investment Earnings on the Collection Account	43,341.79
Investment Earnings for the Collection Period	49,106.70

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	238,524,227.72	1,862
Principal Collections	10,016,459.99	
Principal Collections attributable to Full Pay-offs	1,518,411.09	
Principal Purchase Amounts	0.00	
Principal Gross Losses	325,194.98	
Pool Balance end of Collection Period	226,664,161.66	1,796
Pool Factor	25.47%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	7.29%
Weighted Average Number of Remaining Payments	42.39	24.18
Weighted Average Seasoning (months)	14.87	39.12

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	221,389,541.67	1,747	97.67%
31-60 Days Delinquent	1,884,111.55	35	0.83%
61-90 Days Delinquent	3,323,029.96	12	1.47%
91-120 Days Delinquent	67,478.48	2	0.03%
Total	226,664,161.66	1,796	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	1.50%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		**Cumulative**	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	325,194.98	7	59,922,046.96	338
Principal Net Liquidation Proceeds	3,815.02		9,216,178.41	
Principal Recoveries	1,968,624.31		23,107,339.21	
Principal Net Loss / (Gain)	(1,647,244.35)		27,598,529.34	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(8.498%)
Prior Collection Period	(6.332%)
Second Prior Collection Period	(0.876%)
Third Prior Collection Period	4.984%
Four Month Average	(2.681%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	3.101%
Average Net Credit Loss/(Gain)	81,652.45

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime CPR
Pd.	Gross	Net	31-60	61-90	91+	
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%
4	0.33%	0.13%	0.53%	0.94%	0.10%	5.10%
5	0.43%	0.19%	0.35%	0.76%	0.15%	6.18%
6	0.57%	0.31%	0.41%	0.41%	0.41%	6.07%
7	0.81%	0.50%	1.35%	0.61%	0.11%	6.68%
8	0.88%	0.54%	1.29%	1.44%	0.05%	6.80%
9	1.08%	0.71%	1.38%	0.53%	0.70%	6.81%
10	1.53%	1.11%	1.36%	1.03%	0.14%	8.54%
11	1.69%	1.16%	0.61%	1.82%	0.18%	8.88%
12	1.75%	1.15%	1.17%	1.21%	0.82%	8.41%
13	1.97%	1.23%	1.16%	0.42%	1.16%	9.82%
14	2.09%	1.10%	1.68%	0.86%	0.77%	9.19%
15	2.54%	1.50%	2.53%	1.08%	0.48%	9.78%
16	2.85%	1.75%	2.59%	2.02%	0.37%	9.97%
17	3.08%	1.92%	2.22%	1.86%	1.02%	11.19%
18	3.46%	2.13%	1.83%	1.67%	1.78%	11.40%
19	4.42%	2.68%	2.14%	0.87%	1.06%	12.47%
20	4.66%	2.78%	3.43%	0.74%	1.16%	12.20%
21	4.99%	3.01%	2.46%	1.96%	1.14%	12.13%
22	5.29%	3.22%	3.60%	2.08%	1.78%	12.43%
23	5.51%	3.26%	2.99%	3.39%	1.69%	12.05%
24	5.71%	3.32%	2.49%	2.78%	2.35%	11.90%
25	6.52%	3.45%	1.19%	3.78%	0.18%	12.76%
26	6.67%	3.43%	0.73%	3.21%	0.86%	12.50%
27	6.70%	3.29%	1.52%	1.30%	0.13%	12.85%
28	6.73%	3.10%	0.83%	1.47%	0.03%	12.61%